SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 6, 2015

List of materials

Documents attached hereto:

i) Press release Announcing: Sony Semiconductor Solutions Corporation to be Established

No.15-082E

October 6, 2015
Sony Semiconductor Solutions Corporation to be Established Reinforcing Devices Segment

Sony Corporation has been implementing a series of measures to reinforce its Devices segment, a key growth driver for the Sony Group.  As part of these measures, Sony will adopt a new operational structure for its Devices segment.  The aim of this new structure is to enable each of the three main businesses within this segment, namely the semiconductor, battery and storage media businesses, to more rapidly adapt to their respective changing market environments and generate sustained growth.  The Devices segment will continue to be overseen by Tomoyuki Suzuki, Executive Deputy President and Corporate Executive Officer, Sony Corporation.

In the semiconductor business, where image sensors are a primary area of focus, Sony will establish Sony Semiconductor Solutions Corporation ("Sony Semiconductor Solutions") to further reinforce this business, and concentrate on sustained growth.  R&D, business control, sales and other operations related to the semiconductor business, which are currently overseen by business groups and R&D units within Sony Corporation, will be transferred to Sony Semiconductor Solutions.  The new company will aim to commence operations on April 1, 2016.  As part of its mid-term corporate strategy announced in February 2015, Sony outlined its intention to sequentially split out the business units currently within Sony Corporation and operate them alongside existing Sony Group companies.  The aim of these measures is to ensure clearly attributable accountability and responsibility from the perspective of shareholders, management policies with an emphasis on sustainable profit generation, and the acceleration of decision-making processes and reinforcement of business competitiveness.  The decision to establish Sony Semiconductor Solutions forms part of this strategy.

Terushi Shimizu, currently Deputy President, Device Solutions Business Group, Sony Corporation, is expected to be appointed President, Sony Semiconductor Solutions.  Sony Semiconductor Corporation (President: Yasuhiro Ueda) and Sony LSI Design Inc. (President: Makoto Ishii), which cover Sony’s semiconductor manufacturing and design operations respectively, will become subsidiaries of Sony Semiconductor Solutions.

In the battery business, Sony Energy Devices Corporation (President: Yoshito Ezure) will continue to engage in integrated business and manufacturing operations.  It will remain focused on reinforcing business operations and enhancing product competitiveness, in order to maximize opportunities for expansion in the growing battery market, and enhance its ability to generate profit.

In the storage media business, business functions currently located within Sony Corporation will be transferred to Sony Storage Media and Devices Corporation (President: Mitsunobu Saito), which currently engages in manufacturing.  By integrating these business functions and manufacturing operations, the Company aims to ensure continued, stable profit generation.  Sony also targets April 2016 for the completion of this transfer.

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